Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

[redacted]

04045859

Group Secretariat

20th October 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Strategic Holdings Limited ("JSH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH, of which Dr George Koo is a Director, of the following Director's share transactions in Jardine Matheson Holdings Limited ("JMH"), the holding company of JSH. Under the same London requirements, such notification has also been made on behalf of JSH's relevant subsidiary where the Director is also a director of that company:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Dr George Koo	Scrip Dividend of JMH	12/05/2004*	+ 493	US$10.46
		20/10/2004	+ 128	US$13.88

* *The allotment of shares under the scrip dividend scheme in respect of the 2003 final dividend of JMH was recently confirmed by the custodian holding the shares.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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